Exhibit 99.1

Condensed Interim Consolidated
Financial Statements

For the three and nine months ended July 31, 2023 and 2022

(Stated in thousands of Canadian dollars, except share and per share amounts)

(Unaudited)

High Tide Inc.
Condensed Interim Consolidated Financial Statement
For the three and nine months ended July 31, 2023 and 2022

Condensed Interim Consolidated Financial Statements for the three and nine months ended July 31, 2023 and 2022.

The accompanying unaudited condensed interim consolidated financial statements of High Tide Inc. (“High Tide” or the “Company”) have been prepared by and are the responsibility of the Company’s management and have been approved by the Audit Committee and Board of Directors of the Company.

Approved on behalf of the Board:

(Signed) “Harkirat (Raj) Grover”	(Signed) “Nitin Kaushal”
President and Chair of the Board	Director and Chair of the Audit Committee

High Tide Inc.
Condensed Interim Consolidated Statements of Financial Position
As at July 31, 2023 and October 31, 2022 (Unaudited – In thousands of Canadian dollars)

	Notes	2023	2022
		$	$

Assets
Current assets
Cash and cash equivalents		25,697	25,084
Marketable securities		164	195
Trade and other receivables	11	9,713	8,200
Inventory	10	26,622	23,414
Prepaid expenses and deposits	9	5,083	7,167
Total current assets		67,279	64,060
Non-current assets
Property and equipment	7	27,448	31,483
Net Investment - Lease		179	203
Right-of-use assets, net	25	27,805	30,519
Long term prepaid expenses and deposits	9	3,120	2,988
Intangible assets and goodwill	8	139,330	145,490
Total non-current assets		197,882	210,683
Total assets		265,161	274,743
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	20,571	26,246
Deferred revenue		2,110	641
Current portion of notes payable	14	140	-
Interest bearing loans and borrowings	15	16,902	16,393
Current portion of convertible debentures	16	8,808	2,696
Current portion of lease liabilities	25	6,524	7,629
Current Portion of Derivative liability	12	3,130	6,336
Total current liabilities		58,185	59,941
Non-current liabilities
Notes payable	14	12,385	12,257
Convertible debentures	16	-	4,770
Lease liabilities	25	24,866	26,139
Deferred tax liability		7,436	9,603
Total non-current liabilities		44,687	52,769
Total liabilities		102,872	112,710
Shareholders’ equity
Share capital	18	287,479	279,513
Warrants	20	12,739	15,497
Contributed surplus	19	31,034	23,051
Convertible debentures – equity		717	717
Accumulated other comprehensive income		3,808	5,665
Accumulated deficit		(176,615)	(168,093)
Equity attributable to owners of the Company		159,162	156,350
Non-controlling interest	28	3,127	5,683
Total shareholders’ equity		162,289	162,033
Total liabilities and shareholders’ equity		265,161	274,743

3

High Tide Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars)

		Three months ended		Nine months ended

	Notes	2023	2022	2023	2022
		$	$	$	$

Revenue	6, 23	124,352	95,354	360,564	248,604
Cost of sales		(89,774)	(69,599)	(262,234)	(177,170)
Gross profit		34,578	25,755	98,330	71,434
Expenses
Salaries, wages and benefits		(13,830)	(11,453)	(42,071)	(30,933)
Share-based compensation	19	(2,350)	(1,734)	(5,318)	(5,988)
General and administration		(6,452)	(6,267)	(20,140)	(18,798)
Professional fees		(1,791)	(1,170)	(6,900)	(3,249)
Advertising and promotion		(1,011)	(1,871)	(3,548)	(6,368)
Depreciation and amortization	7,8,25	(8,493)	(7,182)	(24,179)	(21,920)
Impairment loss		-	-	-	(89)
Interest and bank charges		(1,313)	(748)	(3,395)	(2,483)
Total expenses		(35,240)	(30,425)	(105,551)	(89,828)
Loss from operations		(662)	(4,670)	(7,221)	(18,394)
Other income (expenses)
Loss on extinguishment of financial liability		-	(784)	-	(784)
Gain on extinguishment of debenture		-	140	-	255
Gain (loss) on revaluation of marketable securities		-	(146)	18	(409)
Finance and other costs	17	(2,732)	(2,484)	(7,404)	(7,154)
Gain on revaluation of derivative liability	12	73	6,078	2,477	7,331
Other losses		(18)	-	(68)	-
Foreign exchange loss		(31)	(120)	(18)	(324)
Total other (expenses) income		(2,708)	2,684	(4,995)	(1,085)
Income (loss) before taxes		(3,370)	(1,986)	(12,216)	(19,479)
Income tax recovery (expense)		1,459	(731)	2,850	1,133
Deferred income tax (expense) recovery		(1,663)	-	219	-
Net loss		(3,574)	(2,717)	(9,147)	(18,346)
Other comprehensive income (loss)
Translation difference on foreign subsidiary		317	1,095	(1,857)	623
Total comprehensive loss		(3,257)	(1,622)	(11,004)	(17,723)

Net loss attributed to:
Owners of company		(2,864)	(2,331)	(8,522)	(17,825)
Non-controlling interest	28	(710)	(386)	(625)	(521)
		(3,574)	(2,717)	(9,147)	(18,346)

Comprehensive loss attributed to:
Owners of company		(1,680)	(1,920)	(8,609)	(18,667)
Non-controlling interest		(1,577)	298	(2,395)	944
		(3,257)	(1,622)	(11,004)	(17,723)

Loss per share
Basic and diluted	21	(0.04)	(0.04)	(0.12)	(0.29)

4

High Tide Inc.
Condensed Interim Consolidated Statements of Changes in Equity
For the nine and twelve months ended July 31, 2023 and October 31, 2022 (Unaudited – In thousands of Canadian dollars)

					Equity	Accumulated
					portion of	other		Attributable
				Contributed	convertible	comprehensive	Accumulated	to owners of
	Note	Share capital	Warrants	surplus	debt	income (loss)	deficit	the Company	NCI	Total
		$	$	$	$	$	$	$	$	$
Opening balance, November 1, 2021		208,904	10,724	15,162	859	(648)	(87,792)	147,209	4,795	152,004
Acquisition - FABCBD	5	313	-	-	-	-	-	313	-	313
Acquisition - NuLeaf	5	35,527	-	-	-	-	(8,326)	27,201	1,726	28,927
Acquisition - Budroom	5	3,738	-	-	-	-	-	3,738	-	3,738
Acquisition - Boreal Cannabis	5	2,203	-	-	-	-	-	2,203	-	2,203
Acquisition - Crossroads Cannabis	5	2,189	-	-	-	-	-	2,189	-	2,189
Acquisition - Choom	5	3,940	-	-	-	-	-	3,940	-	3,940
Issuance of shares through ATM	18	8,807	-	-	-	-	-	8,807	-	8,807
Issued to pay fees in shares	18	100	-	-	-	-	-	100	-	100
Share-based compensation	19	-	-	8,080	-	-	-	8,080	-	8,080
Equity portion of convertible debentures		-	-	-	(142)	-	-	(142)	-	(142)
Exercise options	19	526	-	(217)	-	-	-	309	-	309
Warrants expired	20	-	(273)	273	-	-	-	-	-	-
Warrants exercised	20	4,352	(6)	-	-	-	-	4,346	-	4,346
Share issuance costs	18	(974)	-	-	-	-	-	(974)	-	(974)
Vesting of RSUs	19	247	-	(247)	-	-	-	-	-	-
Issued warrants		-	5,052	-	-	-	-	5,052	-	5,052
Acquisition - Budheaven	5	1,986	-	-	-	-	-	1,986	-	1,986
Shares issued through equity financing	18	6,768	-	-	-	-	-	6,768	-	6,768
Daily High Club Escrow cancellation	19	(53)	-	-	-	-	-	(53)	-	(53)
Smoke Cartel Earnout	18	940	-	-	-	-	-	940	-	940
Partner distributions	28	-	-	-	-	-	-	-	(1,961)	(1,961)
Cumulative translation adjustment		-	-	-	-	6,313	-	6,313	-	6,313
Comprehensive (loss) gain for the period		-	-	-	-	-	(71,975)	(71,975)	1,123	(70,852)
Opening balance, November 1, 2022		279,513	15,497	23,051	717	5,665	(168,093)	156,350	5,683	162,033

Issuance of shares through ATM	18	1,894	-	-	-	-	-	1,894	-	1,894
Issued to pay fees in shares	18	278	-	-	-	-	-	278	-	278
Share-based compensation	19	-	-	5,318	-	-	-	5,318	-	5,318
Acquisition - Jimmy's Cannabis	5	4,932	-	-	-	-	-	4,932	-	4,932
Share issuance costs	18	(28)	-	-	-	-	-	(28)	-	(28)
Exercise options	19	161	-	(93)	-	-	-	68	-	68
Warrants expired	20	-	(2,758)	2,758	-	-	-	-	-	-
Partner distributions	28	-	-	-	-	-	-	-	(461)	(461)
Acquisition of FABCBD	12,28	729	-	-	-	-	-	729	(1,470)	(741)
Cumulative translation adjustment		-	-	-	-	(1,857)	-	(1,857)	-	(1,857)
Comprehensive loss (gain) for the period		-	-	-	-	-	(8,522)	(8,522)	(625)	(9,147)
Balance, July 31, 2023		287,479	12,739	31,034	717	3,808	(176,615)	159,162	3,127	162,289

5

High Tide Inc.
Condensed Interim Consolidated Financial Statements of Cash Flows
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

	Notes	2023	2022
		$	$
Operating activities
Net loss		(9,147)	(18,346)
Adjustments for items not effecting cash and cash equivalents
Income tax recovery		(2,850)	(1,133)
Deferred income tax recovery		(219)	-
Accretion expense	17	3,168	3,951
Fee for services and interest paid in shares and warrants	18	278	-
Depreciation and amortization	7,8,25	24,179	21,920
Revaluation of derivative liability	12	(2,477)	(7,331)
Gain on extinguishment of debenture		-	(255)
Impairment loss		-	89
Foreign exchange loss		18	324
Other losses		68	-
Share-based compensation	19	5,318	5,988
Revaluation of marketable securities		(18)	409
		18,318	5,616
Changes in non-cash working capital
Trade and other receivables		(1,513)	(6,130)
Inventory		(3,515)	(4,156)
Loan receivable		-	(2,429)
Prepaid expenses and deposits		1,941	(2,194)
Accounts payable and accrued liabilities		(5,675)	5,518
Deferred revenue		1,469	-
Net cash provided by (used in) operating activities		11,025	(3,775)

Investing activities
Purchase of property and equipment	7	(3,615)	(6,880)
Purchase of intangible assets	8	(291)	(1,060)
Proceeds from the sale of marketable securities		49	-
Business Combinations, net of cash acquired	5	270	616
Net cash used in investing activities		(3,587)	(7,324)

Financing activities
Repayment of interest bearing loans and borrowings	15	(2,164)	(932)
Proceeds from interest bearing loans net of issue costs	15	2,673	-
Proceeds from notes payable		-	9,500
Repayment of notes payable		-	(4,040)
Repayment of convertible debentures		-	(2,325)
Lease liability payments		(8,195)	(7,233)
Share issuance costs	18	(28)	(966)
Partner distributions	28	(461)	-
Proceeds from equity financing		-	10,645
Proceeds from equity financing through ATM	18	1,894	8,307
Warrants exercised		-	2,141
Options exercised	18	161	309
Net cash (used in) provided by financing activities		(6,120)	15,406

Effect of foreign exchange on cash		(705)	-

Net increase in cash		613	4,307
Cash and cash equivalents, beginning of period		25,084	14,014
Cash and cash equivalents, end of period		25,697	18,321

6

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of Operations

High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI”(listed as of June 2, 2021), the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta T3E 6L1.

High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.

2. Basis of Preparation

A.Statement of compliance

These condensed interim consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the Company for the year ended October 31, 2022 which are available on SEDAR at www.sedarplus.ca.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors on September 14, 2023.

B.Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. The accounting policies set out below have been applied consistently by the Company and its wholly owned subsidiaries for the periods presented.

C.Currencies and Foreign Exchange

The Company’s condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional and presentation currency of the Company and its Canadian subsidiaries. The functional currency of the Company’s United States (“U.S.”) subsidiaries is the U.S. dollar (“USD”), of the Company’s European subsidiaries is the Euro (“EUR”), and of the Company’s United Kingdom subsidiaries is the British Pound Sterling (“GBP”). Transactions denominated in currencies other than the functional currency are translated at the rate prevailing at the date of transaction. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rate prevailing at each reporting date. Income and expense amounts are translated at the dates of the transactions.

In preparing the Company’s condensed interim consolidated financial statements, the financial statements of the foreign subsidiaries are translated into Canadian dollars. The assets and liabilities of foreign subsidiaries are translated into Canadian dollars using exchange rates at the reporting date. Revenues and expenses of foreign operations are translated into Canadian dollars using average foreign exchange rates. Translation gains and losses resulting from the consolidation of operations into the Company’s functional currency, are recognized in other comprehensive income in the statement of loss and other comprehensive loss and as a separate component of shareholders’ equity on the consolidated statement of changes in equity.

7

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

D.Basis of Consolidation of Subsidiaries

Subsidiaries are entities controlled by High Tide Inc. Control is achieved when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of loss and other comprehensive loss from the effective date of acquisition and up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the consolidated financial statements of subsidiaries to bring their accounting policies into line with those used by the Company. Intra‐group balances and transactions, and any unrealized gains or losses or income and expenses arising from intra‐group transactions are eliminated in preparing the consolidated financial statements.

On May 24, 2023, the remaining shares within Fab Nutrition, LLC were acquired through exercise of the minority interest’s put option. As at July 31, 2023, High Tide owns 100% of all shares within Fab Nutrition, LLC. (Note 12)

Subsidiaries	Percentage Ownership	Functional Currency
Canna Cabana Inc.	100%	Canadian Dollar
2680495 Ontario Inc.	100%	Canadian Dollar
Saturninus Partners GP	50%	Canadian Dollar
Valiant Distribution Canada Inc.	100%	Canadian Dollar
META Growth Corp.	100%	Canadian Dollar
NAC Thompson North Ltd. Partnership	49%	Canadian Dollar
NAC OCN Ltd. Partnership	49%	Canadian Dollar
HT Global Imports Inc.	100%	Canadian Dollar
2049213 Ontario Inc.	100%	Canadian Dollar
1171882 B.C. Ltd.	100%	Canadian Dollar
High Tide BV (Grasscity)	100%	European Euro
Valiant Distribution Inc.	100%	U.S. Dollar
Smoke Cartel USA, Inc.	100%	U.S. Dollar
Fab Nutrition, LLC	100%	U.S. Dollar
Halo Kushbar Retail Inc.	100%	Canadian Dollar
Nuleaf Naturals LLC	80%	U.S. Dollar
DHC Supply, LLC	100%	U.S. Dollar
DS Distribution Inc.	100%	U.S. Dollar
Enigmaa Ltd.	80%	British Pound Sterling

3.	Accounting Policies

The significant accounting policies applied in the preparation of the unaudited condensed interim consolidated financial statements for the three and nine months ended July 31, 2023, and 2022 are consistent with those applied and disclosed in Note 3 of the Company’s Consolidated Financial Statements for the years ended October 31, 2022 and 2021.

For comparative purposes, the Company has reclassified certain items on the comparative condensed interim consolidated statements of loss and comprehensive loss to conform with current period’s presentation.

4. Significant accounting judgement, estimates and assumptions

The estimates and assumptions are reviewed on an ongoing basis. Revisions in accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years. Significant judgements, estimates, and assumptions within these condensed interim consolidated financial statements are consistent as those applied to the Consolidated Financial Statements for the year ended October 31, 2022 in Note 4.

8

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

5.	Business Combinations

In accordance with IFRS 3, Business Combinations, these transactions meet the definition of a business combination and, accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

A.	Jimmy’s Cannabis Acquisition

Total consideration	$
Common shares	4,932
Working Capital Adjustment	352
5,284
Purchase price allocation
Cash	622
Inventory	307
Prepaid expenses	11
Property, plant and equipment	111
Right of use asset	129
Intangible assets - business license rights	1,547
Goodwill	3,116
Accounts payable and accrued liabilities	(319)
Lease liabilities	(130)
Income tax payable	(110)
5,284

On December 29, 2022, the Company closed the acquisition of 100% of the equity interest of 1171882 B.C. Ltd., operating as Jimmy’s Cannabis Shop BC (“Jimmy’s”) which operates two retail cannabis stores in British Columbia. Pursuant to the terms of the Arrangement, the consideration was comprised of 2,595,533 common shares of the Company having an aggregate value of (i) $4,932 in shares and (ii) working capital adjustments of $352.

In accordance with IFRS 3, Business Combinations (“IFRS 3”), the substance of this transaction constituted a business combination. Management gathered the relevant information that existed at the acquisition date to determine the fair value of the net identifiable assets acquired. As such, the initial purchase price was allocated based on the Company’s estimated fair value of the identifiable assets acquired on the acquisition date. Management finalized its purchase price allocation for the fair value of identifiable intangible assets, income taxes and the allocation of goodwill. The goodwill is primarily related to the opportunities to grow the business, expanded access to capital and greater financial flexibility. Goodwill is not deductible for tax purposes. For the period ended July 31, 2023, Jimmy accounted for $3,022 in revenues and $389 in net loss. If the acquisition had been completed on November 1, 2022, the Company estimates it would have recorded an increase of $3,841 in revenues and a decrease of $494 in net loss for the period ended July 31, 2023.

9

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

6.	Revenue from Contracts with Customers

For the three months ended July 31	2023	2022	2023	2022	2023	2022	2023	2022
	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
	$	$	$	$	$	$	$	$
Primary geographical markets (i)
Canada	111,662	80,436	192	215	62	45	111,916	80,696
USA	11,844	12,012	144	727	-	-	11,988	12,739
International	448	1,919	-	-	-	-	448	1,919
Total revenue	123,954	94,367	336	942	62	45	124,352	95,354

Major products and services
Cannabis	106,952	79,140	-	-	-	-	106,952	79,140
Consumption accessories	10,399	9,427	325	941	-	-	10,724	10,368
Data analytics services	6,535	5,475	-	-	-	-	6,535	5,475
Other revenue	68	325	11	1	62	45	141	371
Total revenue	123,954	94,367	336	942	62	45	124,352	95,354

Timing of revenue recognition
Transferred at a point in time	123,954	94,367	336	942	62	45	124,352	95,354
Total revenue	123,954	94,367	336	942	62	45	124,352	95,354

For the nine months ended July 31	2023	2022	2023	2022	2023	2022	2023	2022
	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
	$	$	$	$	$	$	$	$
Primary geographical markets (i)
Canada	314,654	195,007	389	1,492	241	97	315,284	196,596
USA	41,197	44,484	1,525	1,636	-	-	42,722	46,120
International	2,558	5,888	-	-	-	-	2,558	5,888
Total revenue	358,409	245,379	1,914	3,128	241	97	360,564	248,604

Major products and services
Cannabis	304,666	197,581	-	-	-	-	304,666	197,581
Consumption accessories	33,977	30,991	1,868	3,112	-	-	35,845	34,103
Data analytics services	19,488	15,275	-	-	-	-	19,488	15,275
Other revenue	278	1,532	46	16	241	97	565	1,645
Total revenue	358,409	245,379	1,914	3,128	241	97	360,564	248,604

Timing of revenue recognition
Transferred at a point in time	358,409	245,379	1,914	3,128	241	97	360,564	248,604
Total revenue	358,409	245,379	1,914	3,128	241	97	360,564	248,604

(i)	Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

10

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

7.	Property and Equipment

	Office equipment	Production	Leasehold
	and computers	equipment	improvements	Vehicles	Buildings	Total
Cost	$	$	$	$	$	$
Opening balance, November 1, 2021	3,100	-	27,224	16	2,800	33,140
Additions	541	34	7,163	21	-	7,759
Additions from business combinations	854	2,692	3,960	-	-	7,506
Foreign currency translation	19	189	4	-	-	212
Balance, October 31, 2022	4,514	2,915	38,351	37	2,800	48,617
Additions and reclasses	180	-	3,435	-	-	3,615
Additions from business combinations (Note 5)	-	-	111	-	-	111
Foreign currency translation	255	734	(60)	1	-	930
Balance, July 31, 2023	4,949	3,649	41,837	38	2,800	53,273

Accumulated depreciation
Opening balance, November 1, 2021	1,206	-	7,113	9	56	8,384
Depreciation	925	486	7,117	5	217	8,750
Balance, October 31, 2022	2,131	486	14,230	14	273	17,134
Depreciation	602	386	6,090	3	163	7,244
Foreign currency translation	675	638	134	-	-	1,447
Balance, July 31, 2023	3,408	1,510	20,454	17	436	25,825

Balance, October 31, 2022	2,383	2,429	24,121	23	2,527	31,483
Balance, July 31, 2023	1,541	2,139	21,383	21	2,364	27,448

8.	Intangible Assets and Goodwill

	Software	Licenses	Brand Name	Goodwill	Total
Cost	$	$	$	$	$
Opening balance, November 1, 2021	9,463	44,762	21,075	79,946	155,246
Additions and reclasses	905	-	308	83	1,296
Additions from business combinations	338	20	10,047	43,967	54,372
Impairment loss	(89)	-	(1,365)	(45,077)	(46,531)
Foreign currency translation	42	-	2,508	4,500	7,050
Balance, October 31, 2022	10,659	44,782	32,573	83,419	171,433
Additions	269	-	22	-	291
Additions from business combinations (Note 5)	-	1,547	-	3,116	4,663
Foreign currency translation	(82)	-	(699)	(233)	(1,014)
Balance, July 31, 2023	10,846	46,329	31,896	86,302	175,373
Accumulated depreciation
Opening balance, November 1, 2021	1,776	11,189	-	-	12,965
Amortization	2,412	10,672	-	-	13,084
Foreign currency translation	(106)	-	-	-	(106)
Balance, October 31, 2022	4,082	21,861	-	-	25,943
Amortization	1,654	8,605	-	-	10,259
Foreign currency translation	(159)	-	-	-	(159)
Balance, July 31, 2023	5,577	30,466	-	-	36,043
Balance, October 31, 2022	6,577	22,921	32,573	83,419	145,490
Balance, July 31, 2023	5,269	15,863	31,896	86,302	139,330

11

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

9. Prepaid expenses and deposits

	July 31, 2023	October 31, 2022
	$	$
Deposits on cannabis retail outlets	1,630	1,417
Prepaid insurance and other	3,513	5,160
Prepayment on inventory	3,060	3,578
Total	8,203	10,155
Less current portion	(5,083)	(7,167)
Long-term	3,120	2,988

10. Inventory

As at	July 31, 2023	October 31, 2022
	$	$
Finished goods	26,264	23,393
Work in process	72	56
Raw materials	756	492
Provision for obsolescense	(470)	(527)
Total	26,622	23,414

11.	Trade and other receivables

As at	July 31, 2023	October 31, 2022
	$	$
Trade accounts receivable	9,551	7,916
Sales tax receivable	162	284
Total	9,713	8,200

12

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12. Derivative Liability

As at	July 31, 2023	October 31, 2022
	$	$
FABCBD Put Option derivative liability (i)	-	763
Blessed Put Option derivative liability (ii)	1,756	2,899
NuLeaf Put Option derivative liability (iii)	1,374	2,674
Total Derivative Liability	3,130	6,336
Less current portion	(3,130)	(6,336)
Long-term obligation	-	-

(i)	On May 10, 2021, the Company acquired 80% of the outstanding shares of FABCBD. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of FABCBD not acquired upon initial acquisition. The initial obligation under the put option was valued at $3,722. For the three and nine months ended July 31, 2023, the Company recognized $34 loss and $34 gain (2022: $531 and $1,464 gain) on revaluation of derivative liability in the statement of net loss and comprehensive loss, with a closing balance of $nil (2022: $763). On September 20, 2022, the Company received a notice to exercise the put option related to FABCBD and on May 24, 2023, the Company finalized and issued shares for the put option for a value of $729.
(ii)	On October 19, 2021, the Company acquired 80% of the outstanding shares of Blessed CBD. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of Blessed CBD not acquired upon initial acquisition. The initial obligation under the put option was valued at $4,323. For the three and nine months ended July 31, 2023, the Company recognized $315 and $1,143 (2022: $1,229 and $1,301 gain) as a gain on revaluation of derivative liability in the statement of net loss and comprehensive loss, with a closing balance of $1,756 (2022: $2,899).
(iii)	On November 29, 2021, the Company acquired 80% of the outstanding shares of NuLeaf. The acquisition agreement also included a call and put option that could result in the Company acquiring the remaining 20% of common shares of NuLeaf not acquired upon initial acquisition. The initial obligation under the put option was valued at $8,326. For the three and nine months ended July 31, 2023, the Company recognized a $354 loss and $1,300 (2022: $2,784 and $2,566 gain) gain on revaluation of derivative liability in the statement of net loss and comprehensive loss, with a closing balance of $1,374 (2022: $2,674). On May 29, 2023, the Company received a notice to exercise the put option related to NuLeaf. As at period end, July 31, 2023, the Company is in the process of finalizing the settlement of the put option.

13. Accounts Payable and Accrued Liabilities

As at	July 31, 2023	October 31, 2022
	$	$
Accounts payable	5,498	7,670
Accrued liabilities	6,278	7,021
Income tax payable	1,136	3,212
Sales tax payable	7,659	8,343
Total	20,571	26,246

13

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

14.	Notes Payable

As at	July 31, 2023	October 31, 2022
	$	$
Other	205	245
Notes payable (i)	12,320	12,012
Total	12,525	12,257
Less current portion	(140)	-
Long-term	12,385	12,257

(i)	On November 18, 2020, the Company acquired all of the issued and outstanding shares of Meta which included notes payable to Opaskwayak Cree Nation (“OCN”). Notes payable were valued at $12,783 at the date of acquisition by discounting it over two years at market interest rate of 15%. On January 6, 2021, the Company entered into another amended loan agreement with OCN to remove the annual administration fee and extend the maturity date of the loan until December 31, 2024. As a result of the debt restructuring, the Company recognized a $1,145 debt restructuring gain in the statement of net loss and comprehensive loss for the year ended October 31, 2021. During the three months ended, July 31, 2023, the Company incurred interest in the amount of $109 (2022: $422) in relation to the outstanding loan.

15. Interest bearing loans and borrowings

As at	July 31, 2023	October 31, 2022
	$	$
ConnectFirst loan	16,902	16,393
Total	16,902	16,393

On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. The demand loan bears interest at the Credit Union’s prime lending rate plus 2.50% per annum and is set to mature on September 5, 2027.

Tranche 1, is repayable on demand, but until demand is made this Credit Facility shall be repaid in monthly blended payments of principal and interest of $241. Blended payments may be adjusted from time to time, if necessary, on the basis of the Credit Union’s Prime Lending Rate and the principal outstanding. The Company received the inflow on October 7, 2022. The balance at the end of the period is $10,688.

Tranche 2, is repayable on demand, but until demand is made this Credit Facility shall be repaid in monthly blended payments of principal and interest of $147. Blended payments may be adjusted from time to time, if necessary, on the basis of Prime, the principal outstanding and the amortization period remaining, the Company received the inflow on October 25, 2022. The Company received the remaining $2,673 on March 8, 2023. The balance at the end of the period is $6,214.

Attached to the loan is a general security agreement comprising a first charge security interest over all present and after acquired personal property, registered at Personal Property Registry for the assets of Canna Cabana Inc., Meta Growth Corp., 2680495 Ontario Inc., Valiant Distribution Canada Inc., High Tide USA Inc., Smoke Cartel USA Inc., DHC Supply LLC., DS Distribution Inc., Enigmaa Ltd., High Tide Inc. BV., SJV2 BV., SJV BV o/a Grasscity., and a limited recourse guarantee against $5,000 worth of High Tide Inc. shares held by Harkirat Singh Grover, and affiliates, to be pledged in favor of the Connectfirst.

During the three and nine months ended, July 31, 2023, the Company incurred interest in the amount of $262 and $1,104 (2022: nil) and paid $2,164 (2022: nil) as principal in relation to the outstanding interest bearing loans and borrowings.

Covenants attached to the loan:

As at July 31, 2023, the Company has met all the covenants attached to the loan.

14

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

16. Convertible Debentures

As at	July 31, 2023	October 31, 2022
	$	$
Convertible debentures, beginning of period	7,466	8,163
Loss on extinguishment and modifications	-	354
Conversion of debenture into equity	-	108
Repayment of debt	-	(2,794)
Accretion on convertible debentures	1,342	1,635
Total	8,808	7,466
Less current portion	(8,808)	(2,696)
Long-term	-	4,770

17. Finance and other costs

	Three months ended July 31		Nine months ended July 31
	2023	2022	2023	2022
	$	$	$	$
Accretion on convertible debt	476	63	1,342	1,184
Accretion on notes payable	120	447	32	975
Interest on notes payable and interest bearing loans and borrowings	742	422	2,387	932
Accretion of lease liability	593	538	1,794	1,792
Transaction costs	801	1,014	1,849	2,271
Total	2,732	2,484	7,404	7,154

15

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18. Share Capital

(a)	Issued:

Common shares:
	Number of shares	Amount
	#	$
Balance, November 1, 2021	54,360,028	208,904
Acquisition - FABCBD	-	313
Acquisition - NuLeaf	4,429,809	35,527
Issuance of shares through ATM (i)	1,758,167	8,807
Share issuance costs	-	(974)
Exercise options (Note 19)	70,500	526
Exercise warrants (Note 20)	530,423	4,352
Vested restricted share units (Note 19)	82,976	247
Acquisition - Budroom	674,650	3,738
Acquisition - Boreal Cannabis	443,301	2,203
Acquisition - Crossroads Cannabis	516,735	2,189
Acquisition - Choom	2,147,023	3,940
Issued to pay fees via shares	15,122	100
Shares issued through equity financing (ii)	4,956,960	6,768
Acquisition - Budheaven	564,092	1,986
Daily High Club Escrow cancellation	(28,553)	(53)
Smoke Cartel Earnout (iii)	500,000	940
Balance, October 31, 2022	71,021,233	279,513
Issuance of shares through ATM (i)	843,537	1,894
Acquisition - Jimmy's (Note 5)	2,595,533	4,932
Share issuance costs	-	(28)
Vested restricted share units (RSU) (note 19)	66,667	161
Issued to pay fees in shares	136,266	278
Issuance of shares due to put option exercise	423,587	729
Balance, July 31, 2023	75,086,823	287,479

(i)	On December 6, 2021 the Company announced that it established an at-the-market equity offering (“the ATM Program”) that allows the Company to issue up to $40,000 (or the equivalent in U.S. dollars) of common shares from treasury to the public from time to time at the Company’s discretion and subject to regulatory requirements. During the year ended October 31, 2022, a total of $8,807 has been raised through the program. During the nine months ended July 31, 2023, a total of $1,894 have been raised through the first quarter of the year through the ATM program. Effective August 31, 2023, the company has completed the offering of an ATM program to raise up to an additional $30 million in capital. As of September 14, 2023, nothing has been drawn.
(ii)	On July 22, 2022, the Company issued, on a bought-deal basis, 4,956,960 units at a price of $2.32 per unit. The Company closed the offering for total gross proceeds of $11,500. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant will entitle the holder to acquire one common share at a price of $2.73 for a period of 60 months from the closing date of the offering. The shares were attributed a relative fair value of $6,768 and warrants were attributed a relative fair value of $4,732 using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $2.05; exercise price of options of $2.73; expected life of 5 years; 97% volatility; and a risk-free interest rate of 2.9%. The underwriters received a cash commission fee of 6% of gross proceeds and 3% of gross proceeds for the president’s list in cash because of conducting the bought deal financing.
(iii)	As part of the acquisition of a subsidiary (Smoke Cartel) in 2021, the Company agreed to pay $1,319 if a certain revenue target is achieved. The contingent consideration was calculated using Monte Carlo simulation due to the uncertain nature of the future potential revenue of the Company. During the year ended October 31, 2022, the Company settled the contingent consideration

16

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

to the previous shareholders of Smoke Cartel through the issuance of 500,000 common shares of the Company valued at $940. The Company recorded $2,211 as a gain on settlement.
(iv)	During the year ended October 31, 2022, the Company incurred a total of $974 of share issuance costs, which related to the shares issued through equity financing and shares issued through ATM throughout the year. These costs incurred a deferred tax asset of $487, which has been offset against the Company’s prior year tax loss carry-forwards.
19.	Share – Based Compensation
(a)	Stock Option Plan:

On April 19, 2022, the directors of the Company approved the 2022 equity incentive plan of the Company (the “Omnibus Plan”), which was effective upon the Company receiving disinterested shareholder approval at the annual general meeting and special meetings of shareholders of the Company on June 2, 2022.

The options that were granted during the period were valued using the Black-Scholes option pricing model with the following assumptions: fair value of common shares of $1.91; exercise price of options of $1.90; expected life of 2.37 years; 79% volatility; dividend yield of 0; and a risk-free interest rate of 3.99%. (2022: Fair value of common shares of $8.02; exercise price of options of $8.05; expected life of 2 years; 85% volatility; dividend yield of 0; and a risk-free interest rate of 2.6%)

The maximum number of common shares available and reserved for issuance, at anytime, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Company, including the Predecessor Plans, has been fixed at 20% of the issued and outstanding common shares as at June 2, 2022. The maximum share options that can be issued is 12,617,734 Common Shares.

The Company’s previous stock option plan limited the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10%) percent of the Company’s issued and outstanding common shares from time to time.

The stock options vest at the discretion of the Board of Directors, upon grant to directors, officers, employees and consultants of the Company and its subsidiaries. All options that are outstanding will expire upon maturity, or earlier, if the optionee ceases to be a director, officer, employee or consultant. The maximum exercise period of an option shall not exceed 10 years from the grant date. Changes in the number of stock options, with their weighted average exercise prices, are summarized below:

	July 31, 2023		October 31, 2022
	Number of	Weighted Average	Number of	Weighted Average
	options	Exercise Price ($)	options	Exercise Price ($)
Balance, beginning of period	2,250,082	6.16	1,906,129	6.51
Granted	355,500	1.91	554,122	4.99
Forfeited or expired	(223,684)	10.44	(154,669)	5.25
Exercised	—	—	(55,500)	5.93
Balance, end of period	2,381,898	5.13	2,250,082	6.16
Exercisable, end of period	1,859,524	5.78	1,349,450	6.19

For the three and nine months ended July 31, 2023, the Company recorded share-based compensation related to options of $153 and $631 (2022: $544 and $2,327).

(b)	Restricted Share Units (“RSUs”) plan

For the three and nine months ended July 31, 2023, the Company recorded share-based compensation related to RSUs of $177 and $473 (2022: $98 and $410). The number of outstanding RSUs at July 31, 2023 amounts to 486,335 (2022: 132,143).

17

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

(c)	Escrow Shares

For the three and nine months ended July 31, 2023, the Company recorded share-based compensation related to Escrow Shares of $2,020 and $4,214 (2022: $1,092 and $3,251). These shares were granted as part of compensation plan and are released based on the employment agreement.

20.	Warrants

					Weighted
	Number of	Warrants	Derivative	Weighted	average
	warrants	amount	liability	average	number of	Expiry dates
			amount	exercise price	years to
					expiry
	#	$	$	$
Opening balance, November 1, 2020	131,064,114	5,796	266	0.42	2.07
Issued warrants for acquisition - Meta	741,600	3	—	1.31	—	December 14, 2021
Issued warrants for acquisition - Meta	40,076,411	2,616	—	0.35	0.49	February 6, 2023
Issued warrants for acquisition - Meta	4,120,000	120	—	1.10	0.06	April 11, 2023
Revaluation of derivative liability on convertible debentures	—	—	11,697	—	—	December 31, 2022
Warrants issued - equity financing	27,878,919	6,210	—	0.58	0.55	February 22, 2024
Warrants issued - equity financing	21,207,720	3,546	—	12.25	0.03	May 26, 2024
Warrants cancelled or expired	(59,578,382)	(5,457)	—	—	—
Warrants exercised	(54,268,198)	(2,110)	(10,270)	—	—
Balance October 31, 2021	111,242,184	10,724	1,693	2.60	2.01
Revaluation of derivative liability	—	—	220	—	—
Warrants cancelled or expired	(17,248,015)	(274)	—	—	—
Warrants exercised	(7,956,345)	(6)	(1,913)	—	—
Issued warrants - Promissory note (i)	700,000	321	—	4.98	0.33	June 21, 2023
Issued warrants - Bought deal (ii)	4,956,960	4,732	—	2.73	0.05	July 22, 2027
Balance October 31, 2022	91,694,784	15,497	—	2.58	2.39

Warrants cancelled or expired (i)(iii)	(40,428,262)	(2,758)	—

Balance July 31, 2023	51,266,522	12,739	—	5.61	1.00

As at July 31, 2023, 46,309,562 warrants were exercisable, on a basis of 15 warrants for 1 common share.

(i)	The Company issued 700,000 warrants which have been fair valued at $321 using the Black-Scholes model. The following assumptions were used: stock price of $2.43, expected life of one year, $nil dividends, volatility 100%, risk-free interest rate of 3.31%, and exercise price of $4.98. The warrants expired on June 21, 2023.
(ii)	The Company issued 4,956,960 warrants which have been fair valued at $4,731 using the Black-Scholes. Each warrant entitles the holder to acquire one common share of the Company. Management has calculated the fair value of the warrants issued using the following assumptions: fair value of common shares $2.05; exercise price of options $2.73; expected life of five years, volatility 253% and a risk-free interest rate of 2.9%, and the fair value of shares issued using the active share price on the date of issuance.
(iii)	During the nine months ended, the remaining unexercised warrants issued in connection to the META acquisition expired.

18

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

21.	Loss Per Share

(a)	Current period loss per share:

	Three months ended		Nine months ended
	July 31,		July 31,
	2023	2022	2023	2022
	$	$	$	$
Net loss for the period	(3,574)	(2,717)	(9,147)	(18,346)
Non-controlling interest portion of net loss	710	386	625	521
Net loss for the period attributable to owners of the Company	(2,864)	(2,331)	(8,522)	(17,825)
	#	#	#	#
Weighted average number of common shares - basic	74,984,417	62,683,545	74,008,911	60,487,824
Basic loss per share	(0.04)	(0.04)	(0.12)	(0.29)

The existing stock options and RSUs have not been considered as part of the calculation of dilutive loss per share as these were anti-dilutive for the period.

22. Financial Instruments and Risk Management

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, and market risk due to holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior management in conjunction with the Board of Directors.

Fair value

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities
-	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The Company assessed that the fair values of cash, trade accounts receivable, loans receivable, accounts payable and accrued liabilities, and current liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.

The following methods and assumptions were used to estimate the fair value:

-	Marketable securities are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
-	The Convertible debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The convertible debentures are initially measured at amortized cost and at each reporting period accretion incurred in the period is recorded to transaction costs in the consolidated statement of loss and comprehensive loss.

19

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

-	The liabilities associated with the put options included in the acquisitions of FABCBD, Blessed and NuLeaf have been recorded at fair value based on level 3 inputs. The valuation model considers the present value of the future obligation using a multiple of forecasted trailing twelve month EBITDA for FABCBD and NuLeaf, and forecasted twelve month revenue for Blessed CBD, and a risk-adjusted discount rate for FABCBD, Blessed and NuLeaf. Significant unobservable inputs include expected cash flows and the risk adjusted interest rate. The estimated fair value would increase (decrease) if the expected cash flows were higher (lower) or the risk adjusted interest rate were lower (higher).

Credit risk

Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. Financial instruments that subject the Company to credit risk consist primarily of cash, accounts receivable, marketable securities and loans receivable. The credit risk relating to cash and cash equivalents and restricted marketable securities balances is limited because the counterparties are large commercial banks. The amounts reported for accounts receivable in the statement of consolidated financial position is net of expected credit loss and the net carrying value represents the Company’s maximum exposure to credit risk. Accounts receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at	July 31, 2023	October 31, 2022
	$	$
Current (for less than 30 days)	6,668	5,435
31 – 60 days	511	420
61 – 90 days	126	568
Greater than 90 days	2,489	2,148
Less allowance	(243)	(655)
	9,551	7,916

For the nine months ended July 31, 2023, $685 (2022: $nil) in trade receivables were written off against the loss allowance due to bad debts. Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.

The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions.

20

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, equity, and debt financing to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations.

Historically, the Company has been able to sustain its operations and meet liabilities as they come due through cash generated by operating results as well as equity financing where applicable. While no certainty can be obtained around future results, the Company anticipates that cash flows from operations, working capital, and other sources of financing will be sufficient to meet its debt repayments and other obligations as they come due.

Maturities of the Company’s financial liabilities are as follows:

	Contractual cash flows	Less than one year	1-3 years	4-5 years	Greater than 5 years
	$	$	$	$	$
October 31, 2022
Accounts payable and accrued liabilities	26,246	26,246	-	-	-
Notes payable	12,257	-	-	12,257	-
Interest bearing loans and borrowings	16,393	16,393	-	-	-
Derivative liability	6,336	6,336	-	-	-
Convertible debentures	7,466	2,696	4,770	-	-
Undiscounted lease obligations	37,116	9,683	12,604	7,437	7,392
Total	105,814	61,354	17,374	19,694	7,392
July 31, 2023
Accounts payable and accrued liabilities	20,571	20,571	-	-	-
Notes payable	12,525	140	12,344	23	18
Interest bearing loans and borrowings	16,902	16,902	-	-	-
Derivative liability	3,130	3,130	-	-	-
Convertible debentures	8,808	8,808	-	-	-
Undiscounted lease obligations	34,360	2,383	14,477	8,766	8,734
Total	96,296	51,934	26,821	8,789	8,752

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with variable interest rates.

At July 31, 2023, approximately 43% of the Company’s borrowings are at a fixed rate of interest (2022: 84%).

Assuming all other variables remain constant, a fluctuation of +/- 1.0 percent in the interest rate would impact the interest payment by approximately +/- $169.

21

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at July 31, 2023 was as follows:

(Canadian dollar equivalent amounts of GBP, EUR and USD balances)	July 31, 2023	July 31, 2023	July 31, 2023	July 31, 2023	October 31,
	(GBP)	(EUR)	(USD)	Total	2022
	$	$	$	$	$
Cash	1,083	313	2,069	3,465	4,391
Accounts receivable	301	77	4,689	5,067	1,754
Accounts payable and accrued liabilities	(117)	(1,048)	(6,892)	(8,057)	(11,542)
Net monetary assets	1,267	(658)	(134)	475	(5,397)

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between USD and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $7 (October 31, 2022 - $34). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the EUR and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $33 (October 31, 2022 - $38), and a fluctuation of +/- 5.0 percent in the exchange rate between GBP and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $63 (October 31, 2022 - $42). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

22

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

23.	Segmented Information

Segments are identified by management based on the allocation of resources, which is done on a basis of selling channel rather than by legal entity. As such, the Company has established two main segments, being retail and wholesale, with a Corporate segment which includes oversight and start up operations of new entities until such time as revenue generation commences. The reportable segments are managed separately because of the unique characteristics and requirements of each business.

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the three months ended July 31,	2023	2022	2023	2022	2023	2022	2023	2022
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	123,954	94,367	336	942	62	45	124,352	95,354
Gross profit (loss)	34,914	25,282	(358)	431	22	42	34,578	25,755
(Loss) income from operations	5,015	1,439	(1,128)	(411)	(4,549)	(5,698)	(662)	(4,670)

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
For the nine months ended July 31,	2023	2022	2023	2022	2023	2022	2023	2022
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	358,409	245,379	1,914	3,128	241	97	360,564	248,604
Gross profit (loss)	98,157	70,594	(62)	745	235	95	98,330	71,434
(Loss) income from operations	17,288	(60)	(2,851)	(1,321)	(21,658)	(17,013)	(7,221)	(18,394)

	Retail	Retail	Wholesale	Wholesale	Corporate	Corporate	Total	Total
As at July 31, 2023 and October 31, 2022	2023	2022	2023	2022	2023	2022	2023	2022
	($)	($)	($)	($)	($)	($)	($)	($)
Total assets	221,567	241,394	8,852	11,949	34,742	21,400	265,161	274,743
Total liabilities	64,990	71,780	1,703	3,054	36,179	37,876	102,872	112,710

	Canada	Canada	USA	USA	International	International	Total	Total
For the three months ended July 31,	2023	2022	2023	2022	2023	2022	2023	2022
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	111,916	80,697	11,988	13,148	448	1,509	124,352	95,354
Gross profit	29,433	18,902	5,060	5,977	85	876	34,578	25,755
(Loss) income from operations	(5)	(4,496)	(387)	(730)	(270)	556	(662)	(4,670)

	Canada	Canada	USA	USA	International	International	Total	Total
For the nine months ended July 31,	2023	2022	2023	2022	2023	2022	2023	2022
	($)	($)	($)	($)	($)	($)	($)	($)
Total revenue	315,284	196,596	42,722	46,529	2,558	5,479	360,564	248,604
Gross profit	77,684	44,779	19,640	23,124	1,006	3,531	98,330	71,434
(Loss) income from operations	(7,725)	(21,650)	327	730	177	2,526	(7,221)	(18,394)

	Canada	Canada	USA	USA	International	International	Total	Total
As at July 31, 2023 and October 31, 2022	2023	2022	2023	2022	2023	2022	2023	2022
	($)	($)	($)	($)	($)	($)	($)	($)
Total assets	178,184	183,640	77,254	77,247	9,723	13,856	265,161	274,743
Total liabilities	83,835	85,925	16,317	24,897	2,720	1,888	102,872	112,710

23

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

24. Related Party Transactions

As at July 31, 2023, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Operational transactions

An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company.

Financing transactions:

On July 22, 2022, the Company issued, on a bought deal basis post-consolidation, 4,956,960 units of the Company at a price of $2.32 per unit post-consolidation. The corporate secretary of the Company, collectively participated in the offering and acquired an aggregate of 130,800 units post-consolidation.

On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. To facilitate the credit facility, the president and CEO of the company provided limited Recourse Guarantee against $5,000 worth of High Tide Inc. shares held by the CEO, and affiliates, to be pledged in favor of the Credit Union until the earlier of:

(i)12 months following initial funding, provided all covenants of High Tide Inc. are in good standing; and

(ii)The CEO no longer being an officer of High Tide Inc.

The parties agree that this personal guarantee will only be available after all collection efforts against High Tide Inc. have been exhausted, including the sale of High Tide Inc.

24

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

25.	Right of Use Assets and Lease Liabilities

The Company entered into various lease agreements predominantly to execute its retail platform strategy. The Company leases properties such as various retail stores and offices. Lease contracts are typically made for fixed periods of 5 to 10 years but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Right of use assets
$
Balance at November 1, 2022	30,519
Net additions	4,113
Terminations	(151)
Depreciation expense for the period	(6,676)
Balance at July 31, 2023	27,805

Lease Liabilities
$
Balance at October 31, 2022	33,768
Net additions	4,193
Terminations	(170)
Cash outflows in the year	(8,195)
Accretion expense for the year ended (Note 17)	1,794
Balance at July 31, 2023	31,390
Current	(6,524)
Non-current	24,866

During the period ended July 31, 2023, the Company also paid $3,441 (2022: $2,581) in variable operating costs associated to the leases which are expensed under general and administrative expenses.

26. Capital Management

The Company’s objectives when managing capital resources are to:

(i)	Explore profitable growth opportunities;
(ii)	Deploy capital to provide an appropriate return on investment for shareholders;
(iii)	Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)	Maintain a capital structure that provides financial flexibility to executed on strategic opportunities.

The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year‐over‐year sustainable profitable growth. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash‐on‐hand and financings as required.

27.	Contingent liability

In the normal course of business, the Company and its subsidiaries may become defendants in certain employment claims and other litigation. The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company is not involved in any legal proceedings other than routine litigation arising in the normal course of business, none of which the Company believes will have a material adverse effect on the Company’s business, financial condition or results of the operations.

25

High Tide Inc.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended July 31, 2023 and 2022 (Unaudited – In thousands of Canadian dollars, except share and per share amounts)

28.Non-controlling interest

The following table presents the summarized financial information for the Company’s subsidiaries which have non-controlling interests. This information represents amounts before intercompany eliminations and with the exclusion of Goodwill.

	July 31, 2023	October 31, 2022
	$	$
Total current assets	7,689	12,471
Total non-current assets	6,592	85,035
Total current liabilities	(4,715)	(16,175)
Total non-current liabilities	(7,242)	(3,366)

	Nine months ended July 31
	2023	2022
	$	$
Revenues for the period ended	23,552	35,428
Net income for the period ended	3,023	3,714

The net change in non-controlling interests is as follows:

As at	July 31, 2023	October 31, 2022
	$	$
Balance, beginning of year	5,683	4,795
Share of loss (gain) for the period - Saturninus Partners	45	(110)
Share of loss (gain) for the period - Meta	(177)	(136)
Share of loss (gain) for the period - FABCBD	-	500
Share of loss (gain) for the period - Blessed	(625)	305
Share of loss (gain) for the period - NuLeaf	132	563
Purchase of NuLeaf	-	1,726
Distribution - Saturninus Partners	-	(749)
Distribution - FABCBD	-	(372)
Distribution - Blessed	(461)	(569)
Distribution - NuLeaf	-	(270)
Distribution - Meta	-	-
Purchase of minority interest and closing of NCI balance - FABCBD	(1,470)
Balance	3,127	5,683

26